EXHIBIT 99.1

Ultrapetrol Provides Additional Update on Lender Negotiations

NASSAU, Bahamas, Jan. 15, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (“Ultrapetrol” or the “Company”) today provided an update on its efforts to improve its capital structure.  In order to preserve liquidity for the operation of its businesses, the Company decided not to make the interest payment which was due on December 15, 2015 on the Company’s 8.875% First Preferred Ship Mortgage Notes due 2021 (the “Notes”). The 30-day grace period to make such payment expired today. The Company is engaged in discussions with representatives of a majority of the Noteholders and is seeking a standstill agreement through March 31, 2016.

Ultrapetrol further announced that it has signed forbearance agreements with lenders to certain of Ultrapetrol’s subsidiaries in its offshore business. The Company has also reached tentative forbearance agreements with IFC and OFID regarding loan facilities related to the Company’s River Business which are awaiting certain approvals at IFC and OFID. Both forbearance agreements expire at the earlier of March 31, 2016 or the occurrence of certain events specified in the agreements.  The secured lenders party to these agreements have agreed, for the duration of the forbearance agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the non-payment by the Company of its interest payment under the Notes and to work with the Company in negotiating a sustainable financial structure. During this time, the Company believes that it has sufficient liquidity to fully fund all aspects of its operations and to conduct business as usual, including making full and timely payments to employees, vendors, suppliers, and trading counterparties.

About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Bryan Degnan
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Leon Berman
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